Crown Equity Holdings, Inc.

11226 Pentland Downs Street

Las Vegas, Nevada, 89141

(702) 683-8946

 March 24, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Crown Equity Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1 File No. 333-253052

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Crown Equity Holdings, Inc. (the “Registrant”) filed a Form Request to Withdraw Registration Statement on March 23, 2022 (the “Form RW”) in connection with the above-referenced Registration Statement on Form S-1. The Registrant hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the Form RW as of the date hereof or at the earliest practical date hereafter. The Form RW sent on March 23, 2022 inadvertently stated that the Form S-1 had not become effective when in fact it had.

Following this request, the company will immediately resubmit the Form Request to Withdraw Registration Statement with the correct information.

If you have any questions or require any further information, please contact our legal counsel, Arnold F. Sock Esquire directly at (310) 714-0747 or at afsock@afsocklaw.com.

Respectfully submitted,

Crown Equity Holdings, Inc.

/s/ Mike Zaman
Name: Mike Zaman
Title: President and Chief Executive Officer

cc:	Arnold F. Sock, Esquire